Exhibit 99.54
Dr. Conrad E. Huss, P.E., Ph.D.
M3 Engineering & Technology Corp.
2440 W. Ruthrauff Rd., Suite 170
Tucson, Arizona 85705 USA
Phone: 520-293-1488 / Fax 520-293-8349
Email: chuss@,m3ena.com
CERTIFICATE OF QUALIFIED PERSON
I, Dr. Conrad E. Huss, P.E., Ph.D., do hereby certify that:
1.	I am Executive Vice President and Chairman of the Board of:

M3 Engineering & Technology Corporation 2440 W. Ruthrauff Rd., Suite 170 Tucson, Arizona USA 85705

2.	I graduated with a degree in Bachelor’s of Science in Mathematics and a Bachelor’s of Art in English from the University of Illinois in 1963. I graduated with a Master’s of Science in Engineering Mechanics from the University of Arizona in 1968. In addition, I earned a Doctor of Philosophy in Engineering Mechanics from the University of Arizona in 1970.

3.	I am a Professional Engineer in good standing in the State of Arizona in the areas of Civil and in Structural engineering. I am also registered as a professional engineering in the States of California, Maine, Minnesota, Missouri, Montana, New Mexico, Oklahoma, Oregon, Texas, Utah and Wyoming.

4.	I have worked as an engineer for a total of thirty-seven years since my graduation from the University of Illinois. I have taught at the University level part-time for 5 years and as an assistant professor for one year.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the technical report titled “Pefiasquito Feasibility Study 100,000 MTPD” dated July 31,2006 (the “Technical Report”). I visited the Pefiasquito property on two separate occasions: September 24-25, 2003 and February 19-20,2005.

7.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is preparation of a “Pre-Feasibility Study” dated March 2004.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with that instrument.
Dated this 25th day of September, 2006.

/s/ Conrad E. Huss
Signature of Qualified Person

Conrad E. Huss, PE
Print name of Qualified Person